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                            July 30, 2021

       Anthony E. Hull
       Vice President, Chief Financial Officer and Treasurer
       Carrols Restaurant Group, Inc.
       968 James Street
       Syracuse, New York 13203

                                                        Re: Carrols Restaurant
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 3, 2021
                                                            Filed March 11,
2021
                                                            File No. 001-33174

       Dear Mr. Hull:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 3, 2021

       Consolidated Financial Statements
       Consolidated Statements of Comprehensive Income (Loss), page F-4

   1. It appears from your disclosure on page F-10 that cost of sales consists of food, beverage and paper costs and
delivery charges, net of vendor purchase discounts and rebates, and is not burdened with other
direct and indirect costs of producing your food and beverages. If so, please retitle this
line item accordingly to better reflect what it represents.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony E. Hull
Carrols Restaurant Group, Inc.
July 30, 2021
Page 2

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have any questions.



FirstName LastNameAnthony E. Hull                        Sincerely,
Comapany NameCarrols Restaurant Group, Inc.
                                                         Division of
Corporation Finance
July 30, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName